SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 1)

                                 HYBRIDON, INC.
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)

                   9% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                       (TITLE OF EACH CLASS OF SECURITIES)

                 44860M-AA-6; -AB-4; -AC-2; -AD-0; -AE-8; -AF-5
                   (CUSIP NUMBERS OF EACH CLASS OF SECURITIES)

                            E. ANDREWS GRINSTEAD, III
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               620 MEMORIAL DRIVE
                               CAMBRIDGE, MA 02139
                                 (617) 528-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                            PERSON FILING STATEMENT)

                                  With Copy to:

                              MONICA C. LORD, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

                                FEBRUARY 6, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION (1)                   AMOUNT OF FILING FEE (2)
    -------------------------                   ------------------------
           $51,594,664                                   $10,319

(1) Solely for the purpose of calculating the filing fee and, as computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the aggregate principal amount of and accrued but unpaid interest on the securities proposed to be exchanged pursuant to the Offer described in the Offer to Exchange and Amendment thereto filed as Exhibits hereto.

(2)  Represents 1/50th of 1% of the transaction value as calculated above.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________      Filing Party: _______________________

Form or Registration No.: ___________      Date Filed: _________________________

ITEM 1. SECURITY AND ISSUER.

         (a) Incorporated herein by reference to the information appearing under the caption "Certain Information Concerning Hybridon" in the Offer to Exchange, dated February 6, 1998 (the "Original Offer to Exchange"), filed as Exhibit 9(a)(1) to the Issuer Tender Offer Statement on
         Schedule 13E-4, as filed on February 6, 1998 (the "Original Schedule 13E-4").

         (b)  Incorporated  herein by reference to the information  appearing on the front cover of the Original Offer to Exchange, and to the information appearing under the captions "Introduction," "Terms of the Offer--Amount of Notes; Consideration; Expiration Date; Interest Payment" and "Transactions and Agreements Concerning the Notes" in the Original Offer to Exchange. Also incorporated herein by reference to the information appearing under the captions "Introduction," "Alternative Consideration" and "Alternative Equity Offering" in the Amendment, dated March 30, 1998 (the "Amendment to the Offer to Exchange"), to the Original Offer to Exchange, filed as Exhibit 9(a)(6) to this Amendment No. 1 (this "Amendment to Schedule 13E-4") to the Original Schedule 13E-4.

         (c) Incorporated herein by reference to the information appearing under the caption "Price Range of Hybridon Common Stock; Dividends" in the Original Offer to Exchange and under the caption "Price Range of Hybridon Common Stock" in the Amendment to the Offer to Exchange.

         (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Consideration" in each of the Original Offer to Exchange and the Amendment to the Offer to Exchange.

         (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

Incorporated herein by reference to the information appearing under the caption "Purpose of the Offer; Certain Effects of the Offer" in the Original Offer to Exchange and under the captions "Introduction," "Alternative Consideration" and "Alternative Equity Offering" in the Amendment to the Offer to Exchange.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Notes" in the Original Offer to Exchange.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

Incorporated herein by reference to the information appearing under the captions "Transactions and Agreements Concerning the Notes," "Purpose of the Offer; Certain Effects of the Offer" and "Fees and Expenses" in the Original Offer to Exchange and under the captions "Introduction," "Alternative Consideration," "Alternative Equity Offering" and "Ancillary Agreements" in the Amendment to the Offer to Exchange.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

Incorporated herein by reference to the information appearing under the caption "Fees and Expenses" in the Offer to Exchange.

ITEM 7. FINANCIAL INFORMATION.

         (a) Incorporated herein by reference to the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1996 of Hybridon, Inc. ("Hybridon"), and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 of Hybridon, each of which was attached to the Original Schedule 13E-4 as an Exhibit, and to the information appearing under the caption "Selected Consolidated Financial Information" in the Original Offer to Exchange and under the caption "Selected Consolidated Financial Information" in the Amendment to the Offer to Exchange.

         (b) Incorporated herein by reference to the information appearing under the caption "Selected Consolidated Financial Information" in the Original Offer to Exchange and under the caption "Selected Consolidated Financial Information" in the Amendment to the Offer to Exchange.

ITEM 8. ADDITIONAL INFORMATION.

         (a)  Not applicable.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.


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

         (e) Incorporated herein by reference to the information appearing under the captions "Certain Information Concerning Hybridon," "Purpose of the Offer; Effects of the Offer" and "Transactions and Agreements Concerning the Notes" in the Original Offer to Exchange, and also see Exhibits 9(a)(1), 9(a)(2), 9(a)(5), 9(a)(6) and 9(a)(7) hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                DESCRIPTION
  ---                -----------

9(a)(1) Offer to Exchange,  dated  February 6, 1998.*
9(a)(2) Form of Exchange Agreement  and  Letter of  Transmittal.*
9(a)(3) Form of Notice of  Guaranteed Delivery.*
9(a)(4) Form of press release, dated February 6, 1998, issued by Hybridon.* 9(a)(5) Press release, dated March 9, 1998, issued by Hybridon.+
9(a)(6) Amendment, dated March 30, 1998, to the Offer to Exchange.+
9(a)(7) Form of Amendment, dated March 30, 1998, to the Exchange Agreement and
        Letter of Transmittal.+
9(b)    Not applicable.
9(c)    Not applicable.
9(d)    Not applicable.
9(e)    Not applicable.
9(f)    Not applicable.
9(g)(1) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed by Hybridon, incorporated by reference to Annex D attached to the Original Offer to Exchange.*
9(g)(2) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30,
        1997 filed by Hybridon, incorporated by reference to Annex E attached to the Original Offer to Exchange.*
9(g)(3) Consent of Arthur Andersen LLP.+
------------------
*    Previously filed.
+    Filed herewith.


                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

Dated:  March 30, 1998

                                        HYBRIDON, INC.



                                       By: /s/ E. Andrews Grinstead III
                                       --------------------------------
                                       Name: E. Andrews Grinstead III
                                       Title: Chairman, President and
                                       Chief Executive Officer


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